UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Kintera, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

4972P5506

(CUSIP Number)

Mr. George Lee	with a copy to:
General Counsel	John D. Hogoboom, Esq.
SRB Management, L.P.	Lowenstein Sandler PC
300 Crescent Court, Ste. 1111	65 Livingston Avenue
Dallas, Texas 75201	Roseland, New Jersey 07068
(214) 756-6073	(973) 597-2500

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
May 23, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 4972P5506

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Steven R. Becker

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
Not Applicable

6.	Citizenship or Place of Organization: United States

Number of	7.	Sole Voting Power: 2,511,143*
Shares
Beneficially	8.	Shared Voting Power: 0
Owned by
Each	9.	Sole Dispositive Power: 2,511,143*
Reporting
Person With	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,511,143*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 6.3%*

14.	Type of Reporting Person (See Instructions): HC/IN

* Based on 40,120,345 shares of common stock issued and outstanding as of April 30, 2007, as reported by the issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2007.

Cusip No. 4972P5506

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): BC Advisors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
Not Applicable

6.	Citizenship or Place of Organization: Texas

Number of	7.	Sole Voting Power: 2,511,143*
Shares
Beneficially	8.	Shared Voting Power: 0
Owned by
Each	9.	Sole Dispositive Power: 2,511,143*
Reporting
Person With	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,511,143*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 6.3%*

14.	Type of Reporting Person (See Instructions): HC/CO

* Based on 40,120,345 shares of common stock issued and outstanding as of April 30, 2007, as reported by the issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2007.

Cusip No. 4972P5506

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): SRB Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
Not Applicable

6.	Citizenship or Place of Organization: Texas

Number of	7.	Sole Voting Power: 2,511,143*
Shares
Beneficially	8.	Shared Voting Power: 0
Owned by
Each	9.	Sole Dispositive Power: 2,511,143*
Reporting
Person With	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,511,143*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 6.3%*

14.	Type of Reporting Person (See Instructions): IA/PN

* Based on 40,120,345 shares of common stock issued and outstanding as of April 30, 2007, as reported by the issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2007.

Cusip No. 4972P5506

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): WS Capital, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
Not Applicable

6.	Citizenship or Place of Organization: Texas

Number of	7.	Sole Voting Power: 304,000*
Shares
Beneficially	8.	Shared Voting Power: 0
Owned by
Each	9.	Sole Dispositive Power: 304,000*
Reporting
Person With	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 304,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 0.8%*

14.	Type of Reporting Person (See Instructions): HC/CO

* Based on 40,120,345 shares of common stock issued and outstanding as of April 30, 2007, as reported by the issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2007.

Cusip No. 4972P5506

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): WS Capital Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
Not Applicable

6.	Citizenship or Place of Organization: Texas

Number of	7.	Sole Voting Power: 304,000*
Shares
Beneficially	8.	Shared Voting Power: 0
Owned by
Each	9.	Sole Dispositive Power: 304,000*
Reporting
Person With	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 304,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 0.8%*

14.	Type of Reporting Person (See Instructions): IA/PN

* Based on 40,120,345 shares of common stock issued and outstanding as of April 30, 2007, as reported by the issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2007.

Cusip No. 4972P5506

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Reid S. Walker

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): PA/AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
Not Applicable

6.	Citizenship or Place of Organization: United States

Number of	7.	Sole Voting Power: 304,000*
Shares
Beneficially	8.	Shared Voting Power: 0
Owned by
Each	9.	Sole Dispositive Power: 304,000*
Reporting
Person With	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 304,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 0.8%*

14.	Type of Reporting Person (See Instructions): HC/IN

* Based on 40,120,345 shares of common stock issued and outstanding as of April 30, 2007, as reported by the issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2007.

Cusip No. 4972P5506

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): G. Stacy Smith

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
Not Applicable

6.	Citizenship or Place of Organization: United States

Number of	7.	Sole Voting Power: 304,000*
Shares
Beneficially	8.	Shared Voting Power: 0
Owned by
Each	9.	Sole Dispositive Power: 304,000*
Reporting
Person With	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 304,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 0.8%*

14.	Type of Reporting Person (See Instructions): HC/IN

* Based on 40,120,345 shares of common stock issued and outstanding as of April 30, 2007, as reported by the issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2007.

Item 3.      Source and Amount of Funds or Other Consideration.

          Item 3 of this Schedule 13D is hereby amended and restated in its entirety as follows:

          All funds used to purchase the securities of the Company set forth herein on behalf of the Reporting Persons have come directly from the assets of such Reporting Persons and their affiliates. The aggregate amount of funds used in purchasing the securities included in Item 5(c) of this Schedule 13D was $739,751.11.

Item 4.      Purpose of Transaction.

          Item 4 of this Schedule 13D is hereby amended and restated in its entirety as follows:

          The Reporting Persons are the beneficial owners of an aggregate of 2,815,143 Shares. The Reporting Persons acquired the securities of the Company reported on this Schedule 13D because they believed such securities represented an attractive investment.

          Previously, the Reporting Persons had developed concern about the Company’s operating results and management policies and personnel. These concerns led the Reporting Persons to send the Company’s Board of Directors two letters requesting that they consider implementing management changes and requesting a meeting with the independent members of the board. Copies of these letters were filed with previous versions of this Schedule 13D, as amended.

          On May 21, 2007, the Company announced that Mitch Tuchman has joined its Board of Directors. The Reporting Persons are encouraged by the addition of Mr. Tuchman. The Reporting Persons believe that his appointment to the Board is a significant step towards creating value for Kintera’s shareholders, employees and customers. The Company’s recent actions, including the promotion of Rich LaBarbara to CEO, the removal of two of Kintera’s founders from the Board of Directors, the removal of one of the founders from the Chairmanship of the Board, the management reorganization and cost rationalization, and now the addition of a new outside Director, demonstrate a commitment to improving governance and achieving profitable growth. The Reporting Persons are supportive of Mr. LaBarbara’s efforts to reduce costs, focus the business and reach breakeven in the near term.

          In light of the foregoing, the Reporting Persons intend to report their holding of the Issuer’s voting securities on Schedule 13G in the future.

Item 5.      Interest in Securities of the Issuer.

          Item 5 is hereby amended and restated in its entirety as follows:

          (a)  Mr. Becker is the beneficial owner of 2,511,143 Shares, which includes 2,191,143 Shares and warrants to purchase 320,000 Shares beneficially owned by BCA and SRB Management for the accounts of SRBGC, SRBQP and SRB Offshore.

          BCA and SRB Management are the beneficial owners of 2,511,143 Shares for the accounts of SRBGC, SRBQP and SRB Offshore.

  Mr. Walker is the beneficial owner of 304,000 Shares, which includes 80,000 Shares, and warrants to purchase 224,000 Shares beneficially owned by WS Capital and WSC Management for the accounts of WSC, WSCQP, WS International and HHMI.

  Mr. Smith is the beneficial owner of 304,000 Shares, which includes 80,000 Shares, and warrants to purchase 224,000 Shares beneficially owned by WS Capital and WSC Management for the accounts of WSC, WSCQP, WS International and HHMI.

  WS Capital and WSC Management are the beneficial owners of 304,000 Shares.

  (b)    Each of the Reporting Persons has sole power to vote and direct the disposition of the Shares for which it is deemed to be the beneficial owner.

  (c)    The only transactions in Shares that were effected by the Reporting Persons during the past sixty days were the purchase of an aggregate of 445,000 Shares in the open market for $739,751.11.

  (d)    Not applicable.

  (e)    Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 29, 2007

/s/ Steven R. Becker
Steven R. Becker

BC ADVISORS, LLC

By: /s/ Steven R. Becker
Steven R. Becker, Member

SRB MANAGEMENT, L.P.

By: BC Advisors, LLC, its general partner

By: /s/ Steven R. Becker
Steven R. Becker, Member

WS CAPITAL, L.L.C.

By: /s/ Reid S. Walker
Reid S. Walker, Member

WS CAPITAL MANAGEMENT, L.P.

By: WS Capital, L.L.C., its general partner

By: /s/ Reid S. Walker
Reid S. Walker, Member

/s/ Reid S. Walker
REID S. WALKER

/s/ G. Stacy Smith
G. STACY SMITH

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)